SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  3rd July 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 3rd July 2006 re: Blocklisting Interim Review




                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 3rd July 2006

Name of applicant:                        Lloyds TSB Group plc

Name of scheme:                           Lloyds TSB Group sharesave scheme 1997

Period of return:              From:      1/1/2006         To:    30/6/2006

Balance under scheme from previous return: 29,750,543

The amount by which the block scheme has   19,000,000
been increased, if the scheme has been
increased since the date of the last
return:

Number of securities issued/allotted under 27,589,113 scheme during period:

Balance under scheme not yet issued/       21,161,430
allotted at end of period

Number and class of securities originally  Ordinary shares of     Blocklisted on
listed and the date of admission           25p each

                                           13,890,874             10th December
                                                                  1997

                                           50,000,000             11th June 2001

                                           19,000000              3rd May 2006

Total number of securities in issue at the   5,630,210,713
end of the period

Name of contact:                  SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:               25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:      020 7356 1034

SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

LLOYDS TSB GROUP plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 3rd July 2006

Name of applicant:                         Lloyds TSB Group plc

Name of scheme:                            Lloyds TSB Group Shareplan

Period of return:              From:       1/1/2006         To:     30/6/2006

Balance under scheme from previous return: 434,353

The amount by which the block scheme has   Nil
been increased, if the scheme has been
increased since the date of the last
return:

Number of securities issued/allotted under Nil scheme during period:

Balance under scheme not yet issued/       434,353
allotted at end of period

Number and class of securities originally  Ordinary shares    Blocklisted on
listed and the date of admission           of 25p each

                                           1,100,000         20th June 2003

                                           440,000           22nd September 2003

                                           440,000           20th October 2003

                                           440,000           20th November 2003

                                           440,000           22nd December 2003

                                           440,000           20th January 2004

                                           440,000           22nd March 2004

                                           440,000           20th April 2004

Total number of securities in issue at the  5,630,210,713
end of the period

Name of contact:                  SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:               25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:      020 7356 1034

SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

LLOYDS TSB GROUP plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 3rd July 2006

Name of applicant:                        Lloyds TSB Group plc

Name of scheme:                           Lloyds TSB Group No. 1 executive share
                                          option scheme 1997

Period of return:              From:      1/1/2006         To:    30/6/2006

Balance under scheme from previous return: 1,382,960

The amount by which the block scheme has   Nil
been increased, if the scheme has been
increased since the date of the last
return:

Number of securities issued/allotted under Nil scheme during period:

Balance under scheme not yet issued/       1,382,960
allotted at end of period

Number and class of securities originally  500,000 and 900,000 ordinary shares
listed and the date of admission           of 25p each blocklisted on 30th June
                                           1998 and 11th June 2001,
                                           respectively.

Total number of securities in issue at the  5,630,210,713
end of the period

Name of contact:                  SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:               25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:      020 7356 1034

SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

LLOYDS TSB GROUP plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 3rd July 2006

Name of applicant:                        Lloyds TSB Group plc

Name of scheme:                           Lloyds TSB Group No. 2 executive share
                                          option scheme 1997

Period of return:              From:      1/1/2006         To:    30/6/2006

Balance under scheme from previous return: 7,676,182

The amount by which the block scheme has   Nil
been increased, if the scheme has been
increased since the date of the last
return:

Number of securities issued/allotted under Nil scheme during period:

Balance under scheme not yet issued/       7,676,182
allotted at end of period

Number and class of securities originally  1,800,000 and 6,000,000 ordinary
listed and the date of admission           shares of 25p each blocklisted on
                                           30th June 1998 and 11th June 2001,
                                           respectively.

Total number of securities in issue at the  5,630,210,713
end of the period

Name of contact:                  SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:               25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:      020 7356 1034

SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

LLOYDS TSB GROUP plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 3rd July 2006

Name of applicant:                       Lloyds TSB Group plc

Name of scheme:                          Lloyds TSB Group plc senior executives'
                                         share option scheme 1996

Period of return:              From:     1/1/2006         To:    30/6/2006

Balance under scheme from previous return: 1,229,000

The amount by which the block scheme has   Nil
been increased, if the scheme has been
increased since the date of the last
return:

Number of securities issued/allotted under 8,000 scheme during period:

Balance under scheme not yet issued/       1,221,000
allotted at end of period

Number and class of securities originally  3,003,000 ordinary shares of 25p each
listed and the date of admission           blocklisted on 6th August 1997.

Total number of securities in issue at the 5,630,210,713 end of the period

Name of contact:                  SHARON SLATTERY, SENIOR ASSISTANT SECRETARY

Address of contact:               25 GRESHAM STREET, LONDON EC2V 7HN

Telephone number of contact:      020 7356 1034



SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

LLOYDS TSB GROUP plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     3rd July 2006